Purse for the People™

A Product of
New Moon Clothing Inc.



Purse for the People





Social Enterprise
Sustainability

Benefit Corporation

Triple Bottom Line



Fashion *Consequences*

- Second Most Polluting Industry on the Planet



#FastFashion

70+ Pounds of Discarded Fashion Per Person Per Year



Microplastics - Textiles

 Source washing synthetic clothing

 Microfibers attract other toxins

 Enter the Food Chain

 Never biodegrade

"Fashions fade, style is eternal." **Yves Saint Laurent**



Other Chemicals

 Dye

 Fire Retardant

 Stiffeners



"Fashion Can Be Beautiful and Mother Nature Approved"

- Natural Fibers
- Natural Dyes
- #slowfashion

Featured Material RATTAN



- Grows in Tropical Forests

- Requires Trees for its Growth

- Helps Keep Forests in Tact





Using New Technology and Traditional Wisdom

Purse for the People™

We Are The Tesla of Fashion

"You shouldn't do things differently just because they're different. They need to be... better."

Elon Musk



Doing Fashion Better

We will use Mass Customization in our manufacturing

- We Will Only Make What Customers Buy

    they design and buy, we make and deliver

- Customers Will Design Their Own Style

    online with 5 easy mouse clicks

- Zero Overproduction

    less waste



Impact of Manufacturing Locally

- Local Jobs and Economy
- Manufacturing Sustainably
- Economic Recovery
- Future Cooperative



GREETINGS from BUTTE
Metropolis of Montana

*Thousands of homes were destroyed in the Meaderville suburb and surrounding areas, McQueen and East **Butte**, to excavate the open pit mine in 1954 by Anaconda Copper.*

Global Impact

- Rain Forest Conservation
- Economic, Social Good
- Environmental Good





Market

- Eco-fashionista
- Incomes >75K
- Millennials
- Environmental Concerns

Personalized Shopping Online

Conscious Consumerism

1% of market = $4.8+ million



Startup to Date

- Gather the Tribe

  #gratitude4thegoddess Website

- Test Styles & Designs

  Virtual Focus Group 3D Design

- Software Designed

  Beta testing

- Materials Sourced

  Italy, USA, China, Indonesia

- Website Built

  Ecommerce

Funding Goals

Over-shoot Goal $500,000

- Minimum Raise

Use of Funds	Investor $	Founder equity
PhaseI Manufacturing Out Sourced		
Software Development: shopping cart	$ 10,000.00	$ 10,000.00
Bag Components	$ 20,000.00	$ 15,000.00
Sourcing		$ 15,000.00
Sample Production:		$ 10,000.00
Marketing: Professional management of marketing plan, social media accounts and advertisement	$ 20,000.00	$ 10,000.00
Total Phase I	$ 50,000.00	$ 60,000.00



Projections

Manufacturing Outsourced

Partners & Advisors

















MONTANA MANUFACTURING EXTENSION CENTER
An affiliate of the NIST Manufacturing Extension Partnership

Headwaters
RESOURCE CONSERVATION DEVELOPMENT

BIG SKY ECONOMIC DEVELOPMENT

LJ SOURCING AGENCY

AMERICA'S SBDC MONTANA

bonfire
BRANDING & COMMUNICATIONS

Cedar Mountain SOFTWARE

forest harvest